January 10, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Steve Lo, Raj Rajan, John Coleman, Liz Packebusch and Timothy S. Levenberg

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated January 4, 2022, regarding

JR Resources Corp.

Amendment No. 1 to Draft Registration Statement on Form S-4

Submitted December 20, 2021

CIK No. 0001852353

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the January 4, 2022 letter regarding the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-4 of JR Resources Corp. (the “Company”, “we,” “our,” or “us”) confidentially submitted on December 20, 2021. For your convenience, the Staff’s comments are included below, and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to the Draft Registration Statement on Form S-4 (the “Amendment”), responding to the Staff’s comments and including certain other revisions and updates.

Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Our responses are as follows:

Form DRS/A Filed December 20, 2021

Unaudited Pro Forma Balance Sheet as at March 31, 2021, page 73

Staff Comment No. 1.

We note you provide pro forma balance sheet and pro forma statement of operations as of and for the year ended March 31, 2021. Considering your proposed transaction has not consummated and you included the historical financial statements for the year ended March 31, 2021 and interim period for the six months ended September 30, 2021, please tell us how you determined pro forma financial information presented here complies with the requirements of Rule 11-02(c) of Regulation S-X. Revise your disclosures as appropriate.

Company’s Response:

In response to the Staff’s comment, we have included pro forma financial statements for the six months ended September 30, 2021.

January 10, 2022

3. Pro Forma Assumptions and Adjustments, page 76

Staff Comment No. 2.

We note your response to prior comment 8. We reissue the comment. Please disclose separately adjustment amounts for each line item of unaudited pro forma statement of operations relating to adjustments under 3(a) and 3(b).

Company’s Response:

In response to the Staff’s comment, we have disclosed separately adjustment amounts for each line item of unaudited pro forma statement of operations relating to adjustments under 3(a) and 3(b).

Information About Dakota, page 84

Staff Comment No. 3.

We note your disclosure that none of your properties contain proven or probable reserves as defined under SEC Industry Guide 7. Please revise your filing to replace references to Industry Guide 7 with references to S-K 1300.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure to reference Subpart 1300 of Regulation S-K.

Staff Comment No. 4.

Please revise to address the following with respect to your individual property disclosure as required by Item 1304(b) of Regulation S-K:

•	A map, or maps, with proper engineering detail showing the location of each property, and
•	the total cost for or book value of the property and its associated plant and equipment.

Company’s Response:

In response to the Staff’s comment, we have included maps with proper engineering detail showing the location of each property and the total cost of the property and their associated plant and equipment.

With regard to the total cost or book value of the property and its associate plant and equipment we have included a chart on page 91.

January 10, 2022

Staff Comment No. 5.

Please revise to include disclosure regarding your exploration program internal controls as required by Item 1305 of Regulation S-K. To the extent these controls have not been established include a statement to this effect in your filing.

Company’s Response:

In response to the Staff’s comment, we have included disclosure regarding Dakota’s exploration program internal controls on page 109.

* * * * *

January 10, 2022

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (604) 365-1097, or Richard Raymer or Nicole Strydom of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or (612) 492-6214, respectively.

Sincerely, JR Resources Corp.

/s/ Jonathan Awde
Jonathan Awde Chief Executive Officer

cc:	Richard Raymer, Dorsey & Whitney LLP

Nicole Strydom, Dorsey & Whitney LLP